UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

GSI Commerce, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
3623 8G 102
(CUSIP Number)
Michael G. Rubin
c/o GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3623 8G 102

1	NAMES OF REPORTING PERSONS Michael G. Rubin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF and OO, See Items 3 and 4

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,383,164. See Items 5 and 6.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0. See Items 5 and 6.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,383,164. See Items 5 and 6.

WITH	10	SHARED DISPOSITIVE POWER

0. See Items 5 and 6.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,383,164. See Items 5 and 6.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not applicable. See Items 5 and 6.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6 % See Items 5 and 6.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	3623 8G 102
AMENDMENT NO. 5 TO SCHEDULE 13D
GSI COMMERCE, INC. f/k/a
GLOBAL SPORTS, INC. f/k/a RYKA INC.
This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by MR Acquisitions, Inc. with the Securities and Exchange Commission on July 31, 1995 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto filed on January 18, 2002, Amendment No. 2 thereto filed on January 29, 2002, Amendment No. 3 thereto filed on February 13, 2004 and Amendment No. 4 thereto filed on June 30, 2005 (“Amendment No. 4”) The Original Schedule 13D together with all amendments thereto collectively, the “Original Filing.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.
Item 2. Identity and Background.
Item 2(c) of the Original Filing is hereby amended and restated in its entirety as follows:
(c) Principal Occupation/Business: Rubin is the Company’s Chairman of the Board, President and Chief Executive Officer.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Original Filing is amended and supplemented to add the following information:
Since the filing of Amendment No. 4, Rubin acquired the shares of the Company’s Common Stock reported herein (i) as compensation under the Company’s equity incentive plans and (ii) in exchange for preferred stock of Retail Convergence, Inc. (“RCI”), as more fully described in Item 4 below.
Item 4. Purpose of Transaction.
Item 4 of the Original Filing is amended and supplemented to add the following information:
The following summary describes the transactions in which Rubin acquired or disposed of shares of the Company’s Common Stock since the filing of Amendment No. 4.

CUSIP No.	3623 8G 102
Since the filing of Amendment No. 4, Rubin acquired beneficial ownership of (i) 112,500 shares of the Company’s Common Stock upon the partial vesting of an option to purchase an aggregate of 225,000 shares of the Company’s Common Stock that the Company granted to Rubin on December 19, 2003, which is exercisable at $10.00 per share (on each of December 19, 2005 and December 19, 2006 25% of such option vested), (ii) 119,360 shares of the Company’s Common Stock upon the vesting of certain performance restricted stock unit awards that the Company granted to Rubin (vesting of performance restricted stock units results in delivery of the underlying shares of the Company’s Common Stock — 44,529 shares vested on March 6, 2008, 44,530 shares vested on April 5, 2009 and 30,301 shares vested on April 3, 2010), (iii) 149,787 shares of the Company’s Common Stock upon the vesting of certain restricted stock unit awards that the Company granted to Rubin (vesting of restricted stock units results in delivery of the underlying shares of the Company’s Common Stock — 221 shares vested on November 14, 2008; 12,381 shares vested on each of April 3, 2009 and February 2, 2010; 27,617 shares vested on each of March 6, 2008 and April 5, 2009; 8,877 shares vested on each of March 6, 2008, April 5, 2009 and February 4, 2010; and 14,313 shares vested on each of August 23, 2007, 2008 and 2009), and (iv) 76,475 shares of the Company’s Common Stock on November 17, 2009 as partial consideration for the exchange of shares of Series A Preferred Stock of RCI in the merger of RCI into a subsidiary of the Company. Of these 76,475 shares, 11,343 shares are currently being held in escrow to secure post-closing indemnification obligations of the stockholders and optionholders of RCI and are subject to forfeiture.
Certain of the unvested restricted stock unit awards held by Rubin will vest within 60 days of April 6, 2010. The following table summarizes unvested performance restricted stock unit awards and unvested restricted stock unit awards held by Rubin as April 6, 2010, including the vesting schedule of such awards.

			Number of
			Shares or
			Units of
			Stock That
			Have Not
	Award	Grant	Vested
Name	Type (1)	Date	(#)
Michael G. Rubin	RSU	8/23/06	14,313	(2)
	RSU	3/6/07	8,876	(3)
	PRSU	3/4/08	30,300	(4)
	RSU	3/4/08	24,761	(5)
	RSU	8/1/08	46,143	(6)
	RSU	3/10/09	45,000	(7)
	PRSU	3/10/09	146,742	(8)
	RSU	3/31/10	24,350	(9)
	PRSU	3/31/10	50,505	(10)

(1)	Award Type:

PRSU = Performance Restricted Stock Unit

RSU = Restricted Stock Unit

CUSIP No.	3623 8G 102

(2)	This restricted stock unit award of 57,252 shares vests as to 25% of the total number of shares subject to the award on each of the first, second, third and fourth annual anniversary of the date of grant. As of April 6, 2010, 42,939 shares have vested and 14,313 shares were unvested.

(3)	This restricted stock unit award of 35,507 shares vests as to 25% of the total number of shares subject to the award on each of March 6, 2008, April 5, 2009 and February 4th of 2010 and 2011. As of April 6, 2010, 26,631 shares have vested and 8,876 shares were unvested.

(4)	On March 10, 2009, the Compensation Committee determined Mr. Rubin was entitled to receive 60,601 shares under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on April 3, 2010 and 50% on February 2, 2011. As of April 6, 2010, 30,301 shares have vested and 30,300 shares were unvested.

(5)	This restricted stock unit award of 49,523 shares vests as to 25% of the total number of shares subject to the award on each of April 3, 2009, February 2, 2010, April 3, 2011 and February 3, 2012. As of April 6, 2010, 24,762 shares have vested and 24,761 shares were unvested.

(6)	This restricted stock unit award of 46,143 shares vests in full on August 1, 2010.

(7)	This restricted stock unit award of 45,000 shares vests as to 25% of the total number of shares subject to the award on each of April 20th of 2010, 2011, 2012 and 2013.

(8)	On March 2, 2010 the Compensation Committee determined Mr. Rubin was entitled to receive 146,742 shares under this performance restricted stock unit. The shares vest in the following increments, or earlier upon certain events: 50% on April 20, 2011 and 50% on April 20, 2012.

(9)	This restricted stock unit award of 24,350 shares vest as to 25% of the total number of shares subject to the award on each of May 10th of 2011, 2012, 2012 and 2014.

(10)	This performance restricted stock unit for 50,505 shares (“reported number”) is based on the Company attaining 100% of the performance targets for fiscal year 2010. If the Company exceeds the performance targets, Rubin may receive up to 1.5 times the reported number. If the Company fails to achieve 80% of the performance targets, Rubin will receive no performance units. The shares vest in the following increments, or earlier upon certain events: 50% on January 2, 2012 and 50% on January 2, 2013.
In addition, since the filing of Amendment No. 4, Rubin (i) gifted an aggregate of 3,700 shares of the Company’s Common Stock on May 11, 2009, (ii) sold an aggregate of 105,856 shares of the Company’s Common Stock on the open market to cover tax withholdings upon the vesting of equity awards under the Company’s equity incentive plans, (iii) forfeited to the Company an aggregate of 5,743 shares of the Company’s Common Stock upon the vesting of restricted stock unit awards to satisfy his tax withholding obligations, and (iv) sold an aggregate of 2,410,000 shares of the Company’s Common Stock on the open market pursuant to a Rule 10b5-1 Trading Plan adopted by Rubin on February 29, 2008, as amended on April 28, 2008, May 12, 2009 and March 9, 2010 (the “10b5-1 Trading Plan”).
Set forth below is a summary of the transactions since the filing of Amendment No. 4 in which shares of the Company’s Common Stock were sold or forfeited by Rubin to cover tax withholdings:

Date	Number of Shares Sold/Forfeited		Price
8/23/07	5,655	(1)	$22.62
3/07/08	32,682		$11.90
3/07/08	2,311		$12.46
8/26/08	5,687		$15.58
11/14/08	88	(1)	$8.30
4/06/09	38,595		$13.017	(2)
8/24/09	5,687		$17.34
2/03/10	5,239		$24.0461	(3)
2/05/10	3,527		$23.33
4/05/10	12,128		$28.3079

CUSIP No.	3623 8G 102

(1)	These shares were forfeited to the Company.

(2)	This amount represents the average weighted sales price. The highest price at which shares were sold was $13.34 and the lowest price at which shares were sold was $12.79.

(3)	This amount represents the average weighted sales price. The highest price at which shares were sold was $24.23 and the lowest price at which shares were sold was $23.93.
Set forth below is a summary of the sale transactions effected by Rubin since the filing of Amendment No. 4 pursuant to the 10b5-1 Trading Plan:

Date	Number of Shares Sold	Price
7/13/09	90,604	$15.00
7/14/09	19,396	$15.0297	(1)
7/30/09	200,000	$17.9569	(2)
7/31/09	2,800	$18.5046	(3)
8/03/09	26,591	$18.5122	(4)
8/07/09	13,013	$18.5078	(5)
9/15/09	107,596	$18.8952	(6)
9/16/09	100,000	$19.3767	(7)
9/22/09	26,478	$19.75
9/23/09	6,700	$19.75
10/06/09	16,822	$19.75
10/08/09	100,000	$20.125	(8)
10/23/09	100,000	$20.6625	(9)
10/26/09	50,000	$21.00
11/19/09	200,000	$21.6772	(10)
11/20/09	3,063	$22.25
11/23/09	96,937	$22.379	(11)
12/01/09	100,000	$22.875	(12)
12/02/09	100,000	$23.375	(13)
12/03/09	118,293	$23.933	(14)
12/04/09	32,707	$24.2576	(15)
12/07/09	49,000	$24.50
12/10/09	50,000	$24.751	(16)
12/15/09	50,000	$25.00
12/18/09	50,000	$25.25
12/21/09	50,000	$25.5021	(17)
12/24/09	50,000	$25.7503	(18)
12/30/09	700	$26.00
1/04/10	5,502	$26.00
1/05/10	43,798	$26.00
2/12/10	100,000	$26.3753	(19)
3/05/10	50,000	$26.75
3/08/10	50,000	$27.00
3/12/10	100,000	$27.3834	(20)
3/16/10	50,000	$27.75
3/17/10	100,000	$28.125	(21)
4/06/10	100,000	$28.625	(22)

(1)	This amount represents the average weighted sales price. The highest price at which shares were sold was $15.10 and the lowest price at which shares were sold was $15.00.

(2)	This amount represents the average weighted sales price. The highest price at which shares were sold was $18.25 and the lowest price at which shares were sold was $17.50.

CUSIP No.	3623 8G 102

(3)	This amount represents the average weighted sales price. The highest price at which shares were sold was $18.54 and the lowest price at which shares were sold was $18.50.

(4)	This amount represents the average weighted sales price. The highest price at which shares were sold was $18.55 and the lowest price at which shares were sold was $18.50.

(5)	This amount represents the average weighted sales price. The highest price at which shares were sold was $18.55 and the lowest price at which shares were sold was $18.50.

(6)	This amount represents the average weighted sales price. The highest price at which shares were sold was $19.04 and the lowest price at which shares were sold was $18.50.

(7)	This amount represents the average weighted sales price. The highest price at which shares were sold was $19.50 and the lowest price at which shares were sold was $19.25.

(8)	This amount represents the average weighted sales price. The highest price at which shares were sold was $20.25 and the lowest price at which shares were sold was $20.00.

(9)	This amount represents the average weighted sales price. The highest price at which shares were sold was $20.82 and the lowest price at which shares were sold was $20.50.

(10)	This amount represents the average weighted sales price. The highest price at which shares were sold was $22.00 and the lowest price at which shares were sold was $21.28.

(11)	This amount represents the average weighted sales price. The highest price at which shares were sold was $22.50 and the lowest price at which shares were sold was $22.25.

(12)	This amount represents the average weighted sales price. The highest price at which shares were sold was $23.00 and the lowest price at which shares were sold was $22.75.

(13)	This amount represents the average weighted sales price. The highest price at which shares were sold was $23.50 and the lowest price at which shares were sold was $23.25.

(14)	This amount represents the average weighted sales price. The highest price at which shares were sold was $24.25 and the lowest price at which shares were sold was $23.75.

(15)	This amount represents the average weighted sales price. The highest price at which shares were sold was $24.50 and the lowest price at which shares were sold was $24.25.

(16)	This amount represents the average weighted sales price. The highest price at which shares were sold was $24.82 and the lowest price at which shares were sold was $24.75.

(17)	This amount represents the average weighted sales price. The highest price at which shares were sold was $25.58 and the lowest price at which shares were sold was $25.50.

(18)	This amount represents the average weighted sales price. The highest price at which shares were sold was $25.76 and the lowest price at which shares were sold was $25.75.

(19)	This amount represents the average weighted sales price. The highest price at which shares were sold was $26.50 and the lowest price at which shares were sold was $25.25.

(20)	This amount represents the average weighted sales price. The highest price at which shares were sold was $27.61 and the lowest price at which shares were sold was $27.25.

(21)	This amount represents the average weighted sales price. The highest price at which shares were sold was $28.25 and the lowest price at which shares were sold was $28.00.

(22)	This amount represents the average weighted sales price. The highest price at which shares were sold was $28.75 and the lowest price at which shares were sold was $28.50.
All of the shares of Company’s Common Stock reported herein were acquired or disposed of in connection with the transactions described above and in Amendment No. 4. The shares of the Company’s Common Stock acquired in such transactions were acquired for investment purposes. Except as described herein and pursuant to the 10b5-1 Trading Plan, Rubin does not have any present plan or proposal to acquire or dispose of any material amount of the Company’s securities.

CUSIP No.	3623 8G 102
Rubin does not have any present plan or proposal with respect to the Company as described in Items 4(b)-(j) of Schedule 13D. Rubin retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company’s securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Filing is amended and restated in full as set forth below:
(a)	Beneficial Ownership
Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
Rubin is the beneficial owner of an aggregate of 5,383,164 (1) shares of the Company’s Common Stock. This represents beneficial ownership of approximately 8.6%(2) of the Company’s Common Stock.

(1)	Includes 1,350,000 shares issuable upon the exercise of options which are currently exercisable (the “Vested Options”) and 11,250 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of April 6, 2010 (the “Vesting RSUs”).

(2)	Based on the sum of (i) 61,582,411 shares of the Company’s Common Stock outstanding as of the close of business on April 6, 2010, (ii) the 1,350,000 shares of the Company’s Common Stock issuable upon exercise of the Vested Options and (iii) the 11,250 shares of the Company’s Common Stock issuable upon the vesting of the Vesting RSUs.
(b)	Voting and Dispositive Powers
Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.
Item 6 below summarizes the voting agreements which Rubin has entered into relating to shares of the Company’s Common Stock.
(c)	Transactions in Securities of the Company
Other than as set forth herein, Rubin has not made any purchase or sales of securities of the Company since the filing of Amendment No. 4.
(d)	Dividends and Proceeds

Not applicable.

CUSIP No.	3623 8G 102
(e)	Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company’s Stock

Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
Item 6 A 2. of the Original Filing is amended and supplemented to add the following information:
2. Each of the Softbank entities which beneficially owned shares of the Company’s common stock sold such shares in a registered offering which closed on August 18, 2009. Accordingly, as of August 18, 2009, the 2000 Rubin/Softbank Voting Agreement, the Rubin/Softbank First Amendment and the 2000 Softbank Voting Agreement are null and void and of no force or effect.
Item 6 A 4. of the Original Filing is amended and restated as follows:
4. Pursuant to a stock and warrant purchase agreement, dated as of September 13, 2000 (the “2000 ITH Purchase Agreement” and collectively with the 2001 ITH Purchase Agreement, the “ITH Purchase Agreements”), by and between the Company and Interactive Technology Holdings, LLC (“ITH”), ITH purchased (i) 5,000,000 shares of the Company’s Common Stock at a purchase price of $8.15 per share, (ii) warrants to purchase 2,500,000 shares of the Company’s Common Stock at an exercise price of $10.00 per share, and (iii) warrants to purchase 2,000,000 shares of the Company’s Common Stock at an exercise price of $8.15 per share (the “Warrant”), all for an aggregate purchase price of $41,312,500.
The 2000 ITH Purchase Agreement provides, among other things, that on and after a first closing, ITH will have the right, (i) (A) so long as ITH and/or any entity that controls, is controlled by or under common control with ITH (collectively, the “Purchaser Group”) collectively owns or has the right to acquire 50% or more of the Company’s Common Stock (including shares of the Company’s Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”)) held immediately after consummation of the first closing or second closing, as appropriate, to designate two (2) members of the Company’s Board of Directors, and (B) so long as the Purchaser Group collectively owns or has the right to acquire 10% of more of the Company’s Common Stock (including Warrant Shares) held immediately after consummation of the first closing or second closing, as appropriate, to designate one (1) member of the Company’s Board of Directors; and (ii) so long as the Purchaser Group collectively owns or has the right to acquire 35% of more of the Company’s Common Stock (including Warrant Shares) held immediately after consummation of the first closing or second closing, as appropriate, to designate one (1) member of each committee of the Company’s Board of Directors.

CUSIP No.	3623 8G 102
In connection with the 2000 ITH Purchase Agreement, Rubin and ITH entered into a voting agreement, dated as of September 13, 2000 (the “2000 Rubin/ITH Voting Agreement”), whereby (i) Rubin agreed, among other things, that he would vote all of his shares of the Company’s Common Stock in favor of election to the Company’s Board of Directors of the directors which ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote all of its shares of the Company’s Common Stock in favor of election to the Company’s Board of Directors of certain Continuing Directors (as such term is defined in the 2000 Rubin/ITH Voting Agreement).
Pursuant to the 2001 ITH Purchase Agreement, ITH acquired (i) an additional 3,000,000 shares of Common Stock of the Company from the Company at a purchase price of $10.00 per share and (ii) an additional 1,000,000 shares of Common Stock of the Company from Rubin at a purchase price of $10.00 per share. The 2001 ITH Purchase Agreement, among other things, clarifies certain provisions of the 2000 ITH Purchase Agreement. In particular, with respect to ITH’s right, based on its maintenance of certain share ownership thresholds, to designate up to two members of the Company’s board of directors and, if no directors are so designated, to designate one representative to attend all board meetings in a non-voting capacity, the 2001 Purchase Agreement clarifies that ITH is entitled to include all shares of Common Stock acquired under the 2001 ITH Purchase Agreement, as well as any other shares of Common Stock acquired thereafter, for the purpose of determining whether such ownership thresholds are met.
On January 31, 2005, ITH effected a distribution of all of its assets, including shares of the Company’s Common Stock, to its members. In the liquidation, QK Holdings, Inc. (“QK Holdings”) was assigned certain of ITH’s rights under the ITH Purchase Agreements, including the right to designate members to the Company’s Board of Directors and to have one of its directors serve as a member of each committee of the Company’s Board of Directors. As of June 2, 2005, QK Holdings agreed to eliminate its right to designate more than one member of the Company’s Board of Directors. ITH also assigned its rights under the 2000 Rubin/ITH Voting Agreement to QK Holdings, Inc.
QK Holdings sold its shares of the Company’s Common Stock in a registered offering which closed on February 22, 2010. Accordingly, as of February 22, 2010, the 2000 Rubin/ITH Voting Agreement is null and void and of no force or effect.
The restrictions on Rubin’s transfer of the Company’s Common Stock described in Item 6 B. of the Original Filing are no longer in effect. Item 6 B. of the Original Filing is hereby amended and restated as follows:

CUSIP No.	3623 8G 102
B. Rubin has pledged a total of 4,014,274 shares of the Company’s Common Stock held by him as security for a margin loan.
Item 6 C. of the Original Filing is amended and restated as follows:
C. Except as described in this Item 6 or elsewhere in this statement, Rubin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Filing is amended and supplemented as follows:

Exhibit P	Amendment to Voting Agreement, dated as of October 17, 2008 by and among QK Holdings, Inc. and Michael G. Rubin.

CUSIP No.	3623 8G 102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  April 8,  2010

/s/ Michael G. Rubin
Michael G. Rubin